

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 13, 2009

<u>Via U.S. Mail and facsimile to (402) 537-9847</u>

Mr. Peter A. Michel
Chief Executive Officer
iSecuretrac Corp.
5078 South 111th Street
Omaha, Nebraska 68137

      Re: iSecuretrac Corp.
            Form 10-K for the fiscal year ended December 31, 2008
            Filed March 24, 2009
            File No. 000-26455

Dear Mr. Michel:

      We have completed our review of your filing and have no further comments at this time.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director